                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                AMENDMENT NO. 5

                               (Final Amendment)

                                      TO

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     CONAM REALTY PENSION INVESTORS, L.P.
                             (NAME OF THE ISSUER)

 ConAm Realty Pension Investors, L.P.   Continental American Properties, Ltd.
   ConAm Property Services III, Ltd.          ConAm DOC Affiliates LLC
                      (NAME OF PERSONS FILING STATEMENT)

                     Units of Limited Partnership Interest
                        (TITLE OF CLASS OF SECURITIES)

                                   44896K100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              E. Scott Dupree, Esq.
                        ConAm Realty Pension Investors, L.P.
                              1764 San Diego Avenue
                            San Diego, CA 92110-1906
                               (619) 297-6771
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                 Copies to:

                           Frederick B. McLane, Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                          Los Angeles, CA 90071-2899
                                (213) 430-6000

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.     The filing of a registration statement under the Securities Act of 1933.
c.     A tender offer.
d.     None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                           CALCULATION OF FILING FEE
================================================================================
                 $5,700,000                             $1,140
         Transaction Valuation(1)                 Amount of Filing Fee
================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,200                Filing party: ConAm Realty Pension Investors, L.P.
                        -------------------                 ------------------------------------
Form or registration no.: Schedule 14A        Date filed: August 20, 1998
                          -----------------               --------------------------------------

Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.
--------
(1) For purposes of calculating the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals 1/50 of one percent of the aggregate amount of cash to be distributed to securityholders in connection with the transaction.

                      CONAM REALTY PENSION INVESTORS, L.P.
                             1764 SAN DIEGO AVENUE
                        SAN DIEGO, CALIFORNIA 92110-1906


     This Amendment No. 5 (this "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement filed on October 30, 1998 by ConAm Realty Pension Investors, L.P., a New York limited partnership (the "Partnership"), ConAm Property Services III, Ltd., a California limited partnership (the "General Partner"), Continental American Properties, Ltd. and ConAm DOC Affiliates LLC (as amended and supplemented prior to the date hereof, the "Statement").

     The Statement was filed in connection with the Partnership's solicitation of consents from its limited partners to (i) amend the Partnership's Partnership Agreement to permit proposed sales of Partnership properties to "affiliates" of the General Partner, if such proposed sales are approved by the limited partners (the "Amendment"), and (ii) sell the Partnership's remaining property to DOC Investors, L.L.C., a Delaware limited liability company (the "Sale," and collectively with the Amendment, the "Proposals"). A definitive consent solicitation statement setting forth the Proposals was filed with the Securities and Exchange Commission on December 14, 1998.

     The consent solicitation expired on January 15, 1999, at 5:00 P.M., Pacific Standard Time. As of that time, a majority in interest of the limited partners consented to the Proposals. Therefore, the General Partner was authorized to effect the Amendment and consummate the Sale.

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended, to report that, pursuant to the authority set forth above, the General Partner effected the Amendment on January 18, 1999 and consummated the Sale on January 29, 1999. Except as expressly set forth in this Final Amendment, all information in the Statement remains unchanged.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 1999

                                     CONAM REALTY PENSION INVESTORS, L.P.

                                     By: CONAM PROPERTY SERVICES III, LTD.,
                                         its General Partner

                                         By: CONTINENTAL AMERICAN
                                             DEVELOPMENT, INC., its General
                                             Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONAM PROPERTY SERVICES III, LTD.

                                     By: CONTINENTAL AMERICAN
                                         DEVELOPMENT, INC., its General
                                         Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONTINENTAL AMERICAN PROPERTIES, LTD.

                                     By: DJE FINANCIAL CORP., its General
                                         Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONAM DOC AFFILIATES LLC

                                     By: CONTINENTAL AMERICAN PROPERTIES,
                                         LTD., its Administrative Member

                                         By: DJE FINANCIAL CORP., its General
                                            Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

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